Act: 1934
Section: 14
Rule:
Public
Availability: 3/28/2011

Received SEC
MAR 28 2011
Washington, DC 20549

No Act
PE 3/23/11

March 28, 2011



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: REMEC Liquidating Trust
Incoming letter dated March 23, 2011

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Company's shareholders approved the Plan of Liquidation to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business;

- prior to its dissolution, the Company was current in its reporting obligations under the Exchange Act;

- the Company filed a Certificate of Dissolution with the State of California that will become effective on or about April 15, 2011;

- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;

- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;

- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;

- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- neither the Trustee nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Trustee will file annual reports containing unaudited financial statements and certain other information on Form 10-K and will file current reports on Form 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Mail Stop 4561

Jeffrey C. Thacker
DLA Piper LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133

Re: REMEC Liquidating Trust.

Dear Mr. Thacker:

In regard to your letter of March 23, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
Jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

Securities Exchange Act of 1934
Sections 12, 13 and 14

March 23, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Letter on behalf of the REMEC Liquidating Trust

Ladies and Gentlemen:

We are writing on behalf of our client, the REMEC Liquidating Trust (the "Liquidating Trust"), to request the Staff of the Division of Corporation Finance (the "Staff") to confirm that, under the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust, which was established in connection with completing the liquidation of REMEC, Inc., a California corporation (the "Company"), does not register or report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13 or comply with the proxy rules contained in Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND CONCERNING THE COMPANY AND THE LIQUIDATING TRUST

The Company

The Company was incorporated in California in January 1983, and was engaged in the business of designing, manufacturing and selling high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks. The Company registered its shares of common stock under Section 12(g) of the Exchange Act on December 13, 1995, and completed its initial public offering in February 1996. In connection with its initial public offering, the Company's shares of common stock were approved for quotation on the Nasdaq Stock Market. The Company's common stock continued to trade on the Nasdaq Stock Market until October 12, 2005, and thereafter was quoted on the National Association of Securities Dealers OTC Bulletin Board ("OTCBB") until December 31, 2010. The Company never



registered its shares of common stock under Section 12(b) of the Exchange Act. The Company was current in its reporting obligations under the Exchange Act as of the date it submitted its Certificate of Dissolution to the State of California on January 6, 2011.

During fiscal year 2005, the Company engaged the services of financial advisors to evaluate its strategic alternatives to enhance shareholder value, which included exploring the disposition of some or all of its business units. The Company's Board of Directors (the "Board") determined that it would be in the best interests of the Company's shareholders to divest all of the Company's business units. In May 2005, the Company completed the sale of its first business unit, the Defense & Space business unit. It subsequently sold its Electronic Manufacturing Services business unit in June 2005, its Outdoor Unit/Transceiver business unit in August 2005 and its last business unit, the Wireless Systems business unit, in September 2005. With the sale of the Defense Space business unit and these other business units, the Company disposed of substantially all of its assets in 2005.

In connection with its determination to sell the Company's business units, the Board approved a plan of complete liquidation and dissolution (the "Plan of Liquidation") in July 2005. The Plan of Liquidation was approved by the Company's shareholders at a special meeting of shareholders held on August 31, 2005. The purpose of the Plan of Liquidation was to pursue the orderly disposition of the Company's remaining assets and to wind-down the Company's business operations. The key features of the Plan of Liquidation include: (1) filing a certificate of dissolution for the Company and its subsidiaries with their respective jurisdictions of formation or incorporation; (2) ceasing to conduct normal business operations, except as may be required to wind-up the Company's business affairs; (3) attempting to convert all of the Company's remaining assets into cash or cash equivalents in an orderly fashion; (4) paying or adequately providing for payment of all of the Company's known obligations and liabilities; and (5) distributing pro rata, in one or more liquidating distributions, all of the Company's remaining assets to its shareholders as of the applicable record date.

From and after the effective date of the Plan of Liquidation on September 2, 2005, the Company engaged in the process of winding-up its business operations, collecting and liquidating its assets and resolving its outstanding claims and liabilities. The Company adopted a liquidation basis of accounting for all periods from and after September 2, 2005. From September 2, 2005 through December 31, 2010, the Company made cash liquidating distributions totaling in excess of $232 million to its shareholders pursuant to the Plan of Liquidation. In addition, prior to the adoption of the Plan of Liquidation, the Company made a cash distribution to its shareholders totaling $177 million from the proceeds of the sale of its Defense & Space business unit in May 2005.

As part of the wind-up process, the Company successfully defended itself against a number of lawsuits, including In re REMEC Incorporated Securities Litigation, U.S.D.C. Case No. 04-CV-1948-MMA (the "Securities Lawsuit"). The Securities Lawsuit was dismissed with prejudice and final judgment entered for all defendants therein by the



United States District Court for the Southern District of California on April 21, 2010. In addition, for each of its subsidiaries, the Company wound-up the subsidiary's business affairs, liquidated the subsidiary's assets and resolved the subsidiary's claims and liabilities. All of the Company's subsidiaries were formally dissolved in the respective jurisdictions of their incorporation prior to December 31, 2010.

Under the Plan of Liquidation, the Board had the authority to retain a third party liquidator or trustee without further approval of the Company's shareholders. On September 17, 2010, the Board authorized the formation of the Liquidating Trust. The Company and the Trustee (as defined below) executed a liquidating trust agreement on November 16, 2010 (the "Liquidating Trust Agreement"). Under the terms of the Liquidating Trust Agreement, all of the assets and liabilities of the Company were transferred to the Liquidating Trust, effective on December 31, 2010, and the Liquidating Trust commenced operations on January 1, 2011. The Liquidating Trust has adopted and will continue to use the liquidation basis of accounting until its termination. The Company did not have any outstanding litigation matters as of December 31, 2010, and as a result, no litigation matters were transferred to the Liquidating Trust.

In forming the Liquidating Trust, the Board determined that the Liquidating Trust could complete the liquidation and distribution of the Company's remaining assets at a reduced overhead cost than if the Company remained in existence, thereby preserving assets for distribution to the Company's shareholders. The Board also determined that the Liquidating Trust was required because certain of the Company's remaining liabilities would not be resolved for a period of up to two additional years. Specifically, the Company transferred the following three material liabilities to the Liquidating Trust:

(1) Potential Worker's Compensation Liabilities: There are several open worker's compensation claims by the Company's former employees. The Company has worker's compensation insurance for these claims provided by The Travelers Insurance Company. In accordance with the terms of its policies, the Company is required to maintain a letter of credit in the amount of $450,000 in favor of The Travelers Insurance Company to secure the Company's obligations to pay certain deductible amounts and costs not covered by insurance. The Company and the Trustee expect that all outstanding claims will be resolved in the next 24 months, or that the Liquidating Trust will be able to negotiate the assumption of all then remaining worker's compensation liabilities by The Travelers Insurance Company by such time.

(2) Potential VAT Obligations: The Company has an outstanding letter of credit in the amount of $1,160,000 in favor of ABN AMRO Bank in the Netherlands, which issued a guarantee to secure the Company's potential Value Added Tax ("VAT") obligations to the Netherlands for equipment imports in 2005. The Company and the Trustee expect to resolve the Company's VAT obligations, if any, in early 2012.

(3) Leasehold Obligations: The Company leased approximately 12,864 square feet of office space in Del Mar, California under two leases which expire in September 2011. The Company has an outstanding letter of credit in the amount of



$500,000 in favor of the landlord which acts as a security deposit on the leases. The Company and the Trustee expect to resolve any leasehold obligations related to this property in late 2011.

The Trustee expects to resolve the remaining non-material obligations and liabilities of the Company within the next 24 months. Because the Company had previously dissolved each of its subsidiaries, no subsidiaries were transferred to the Liquidating Trust.

On December 31, 2010, the Company's stock records were closed and each shareholder of the Company automatically became the holder of one unit of beneficial interest in the Liquidating Trust for each one share of the Company's Common Stock then held of record by such shareholder. At such time, all outstanding shares of the Company's Common Stock were deemed cancelled. The shareholders of the Company were not required to take any action to receive beneficial interests in the Liquidating Trust.

The Company filed a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) promulgated under the Exchange Act with the Commission on January 5, 2011 to terminate the registration of its Common Stock under the Exchange Act and to cease filing periodic reports with respect thereto. The Company determined it was eligible to rely on these rules because (i) the Company no longer had any record holders of its Common Stock; (ii) the Company had timely filed all reports required by Section 13(a) of the Exchange Act during the three most recently completed fiscal years and through the date that the Form 15 was filed; and (iii) no registration statement relating to the Company's Common Stock became effective during 2010, nor was any registration statement previously filed by the Company required to be updated during 2010 pursuant to Section 10(a)(3) of the Securities Act.

After completing the transfer of its remaining assets and liabilities, the Company mailed a Certificate of Dissolution to the State California for filing on January 6, 2011. The Certificate of Dissolution will become effective upon the filing of the Company's final tax return with the State of California, which is expected by April 15, 2011.

Liquidating Trust

The Liquidating Trust assumed control of the Company's remaining assets and liabilities effective January 1, 2011. The sole purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it. In accordance with the Plan of Liquidation, the Liquidating Trust and the Trustee are obligated to wind up the affairs of the Company, liquidate the Company's remaining assets, distribute the proceeds to the holders of beneficial interests and pay any liabilities, costs and expenses of the Liquidating Trust. The Liquidating Trust will not engage in the conduct of a trade or business, and does not require active management.

The initial trustee of the Liquidating Trust is Richard A. Sackett, the Company's



former President, Secretary and General Counsel (the "Trustee"). David F. Wilkinson, the Company's former Chief Financial Officer, has been appointed as Successor Trustee in the event that Mr. Sackett is unable to serve as Trustee until the completion of the Liquidating Trust. Neither Mr. Sackett, nor Mr. Wilkinson were named as parties in the Securities Lawsuit.

As of January 1, 2011, there were 2968 holders of beneficial interests in the Liquidating Trust based on the Company's stock records and the information the Company received from brokers who represent the holders of beneficial interests who previously held their shares of the Company's common stock in street name. The rights of beneficiaries in the Liquidating Trust are not represented by any form of certificate or other instrument. Rather, the Trustee, through its transfer agent, is maintaining a record of the name and address of each beneficiary and such beneficiary's aggregate units of beneficial interest in the Liquidating Trust.

Since its formation, the Trustee has caused the Liquidating Trust to operate in accordance with the terms and conditions of the Liquidating Trust Agreement, and there has been no amendment of the Liquidating Trust Agreement. In addition, the Liquidating Trust has timely provided to each holder of a beneficial interest in the Liquidating Trust all reports and filings required to be filed through the date of this letter. Finally, there have been no material events affecting the Liquidating Trust since the Company transferred its assets and liabilities to the Liquidating Trust, effective January 1, 2011.

Current Assets and Liabilities

As of January 1, 2011, the remaining assets and liabilities of the Liquidating Trust are the following:

Assets

Cash. The Liquidating Trust holds approximately $3,571,000 in cash for the purpose of satisfying the Company's remaining liabilities, including unknown and contingent liabilities, of which $2,110,000 is held in collateralized money market accounts and is used to secure the following three letters of credit: (1) a letter of credit in the amount of $450,000 issued in favor of The Travelers Insurance Company to secure the Company's payment of potential worker's compensation obligations not covered by its insurance policies; (2) a letter of credit in the amount of $1,160,000 issued in favor of ABN AMRO Bank in the Netherlands to secure a bank guarantee of the Company's VAT obligations to the Netherlands for equipment imports in 2005; and (3) a letter of credit in the amount of $500,000 issued in favor of Polo Plaza, LLC as a security deposit on the Company's lease of its offices at 3790 Via de la Valle, Del Mar, California.

Other Assets. As of January 1, 2011, the Liquidating Trust held



approximately $79,000 in accounts receivable and other assets, including: (i) a note receivable from a subtenant for furniture in the amount of approximately $14,700; (ii) an account receivable for reimbursement of worker's compensation obligations from the former Defense & Space business unit for approximately $58,400; and (iii) approximately $5,900 consisting of office equipment and prepaid liability and property insurance coverage.

Liabilities

The Liquidating Trust has estimated that it will incur approximately $674,000 in costs in liquidation, including Trustee Fees, third party services, worker's compensation claim expenses, insurance expense, facility lease expense partially offset by facility sub-lease income and miscellaneous other expected future costs. Except for these estimated liquidation costs and the potential liabilities secured by the outstanding letters of credit, the Liquidating Trust does not have any known liabilities.

Terms of the Liquidating Trust

Under the terms of the Liquidating Trust Agreement the beneficial interests in the Liquidating Trust are not transferrable or assignable, except by will, intestate succession or operation of law, and the holders of the beneficial interests have no authority or power to sell or in any other manner dispose of any such beneficial interests. The beneficial interests are not and will not be represented by certificates. Units of beneficial interest in the Liquidating Trust are not and will not be listed on any exchange or quoted on any quotation system. The Liquidating Trust Agreement provides that neither the Trustee nor any other person affiliated with the Company or the Liquidating Trust will take any action to facilitate or encourage any trading in beneficial interests in the Liquidating Trust or in any instrument or interest tied to the value of such beneficial interests, such as due bill trading. Anyone affiliated with the Company or the Liquidating Trust also agree not to take any such action.

The existence of the Liquidating Trust will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three (3) years from January 1, 2011, the date the assets were first transferred to such Liquidating Trust. The existence of the Liquidating Trust may, however, be extended beyond the three (3)-year term if the Trustee then determines that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustee shall have requested and received additional no-action assurances from the Commission. The Trustee currently believes that all remaining assets will be distributed to the beneficiaries of the Liquidating Trust by the end of March 2012.

Under the terms of the Liquidating Trust Agreement, the Trustee is required to



issue annual reports to the beneficiaries showing the assets and liabilities of such Liquidating Trust at the end of each year and the receipts and disbursements of the Trustee with respect to such Liquidating Trust for each year. The annual reports will also describe the changes in the Liquidating Trust's assets and liabilities during the reporting period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by an independent registered public accounting firm. The annual reports furnished to the beneficiaries will be filed with the Commission under cover of Form 10-K using the Company's existing Commission file number. The Trustee will sign and file a certification with respect to the annual reports in the form attached hereto as Exhibit A. In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

Signatures: Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications are met by the Trustee and all references in the certifications are solely to the Trustee.

Board and Audit Committee: The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors have been deleted.

Statement of Operations: The financial statements of the Liquidating Trust are provided on a liquidation basis and therefore do not include a statement of operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

Internal Controls: The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls are included in certifications accompanying annual reports.

The Trustee will file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurs that would require the filing of Form 8-K by a company registered under the Exchange Act or whenever a material event relating to such Liquidating Trust's assets or liabilities has occurred and a copy of each such report will be sent to all holders of beneficial interests in the Liquidating Trust. It is not presently contemplated that the Trustee will provide beneficiaries with quarterly reports and, therefore, no quarterly reports will be filed under cover of Form 10-Q for the Liquidating Trust.

II. ANALYSIS

The Staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to



registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: *ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. August 14, 2007); *TREIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. August 9, 2007); *Cygnus, Inc.* (Pub. Avail. March 27, 2006); *FORE Holdings, LLC and FORE Holdings Liquidating Trust {Yub.* Avail. Dec. 1, 2005); *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts* (Pub. Avail. June 18, 2003); *PLMEquipment Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); *Wilmington Trust Company et al.* (Pub. Avail. Feb. 26, 2003); and, *Burnham Pacific Properties, Inc. and BPP Liquidating Trust* (Pub. Avail. June 21, 2002).

The Liquidating Trust will operate exclusively to liquidate its remaining assets, pay its expenses and liabilities and distribute cash to the holders of its beneficial interests. It will not operate in any capacity to acquire additional investments. Units of beneficial interest in the Liquidating Trust will not be listed on any exchange and will not be actively traded.

It is our opinion that the Liquidating Trust will not be an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act. The Liquidating Trust will operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the complete distribution of the trust corpus or the expiration of a period of three years from the date the assets were first transferred to it. Except as may be necessary to complete the liquidation of the assets held in trust, the Liquidating Trust will not continue or engage in the conduct of any trade or business. No certificates will be issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests will not be transferable. Due to the restriction on transfer, there is no market for the beneficial interests in the Liquidating Trust and, consequently, no need for the general public to have the type of information about the Liquidating Trust required by Section 13 of the Exchange Act or the proxy rules. Nevertheless, beneficiaries of the Liquidating Trust will continue to receive periodic reports under cover of Forms 10-K and 8-K. In addition, the Trustee will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A. The Commission or its staff has consistently accepted this position regarding the registration requirements of liquidating trusts. See, e.g., *ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. August 14, 2007); *TREIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. August 9, 2007); *Cygnus, Inc., supra; FORE Holdings, LLC and FORE Holdings Liquidating Trust, supra; Shelbourne Properties et al, supra; Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Wilmington Trust Company et al, supra; and Burnham Pacific Properties, Inc. and BPP Liquidating Trust, supra.*



In addition, compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Further, holders of beneficial interests will receive annual statements from the Trustees and will be provided with other annual and current reports as deemed necessary by the Trustee, filed on Form 10-K or 8-K, as appropriate. Annual reports will contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles. As discussed above, the chairman of the Trustee will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A.

Therefore, because (i) there will be no market, public or private, for beneficial interests in the Liquidating Trust, (ii) the Trustee of the Liquidating Trust will keep beneficiaries of the Liquidating Trust informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, and (iii) the reporting obligations under the Exchange Act would place an unreasonable financial burden on the Liquidating Trust, it is our opinion that no registration of the beneficial interests in the Liquidating Trust is required under the Exchange Act, and that there is no need for the Liquidating Trust to file quarterly reports on Form 10-Q, to include audited financial statements in its annual reports on Form 10-K or to comply with the proxy rules. Not requiring the Liquidating Trust (i) to file quarterly reports, (ii) to file annual reports that contain audited financial information or (iii) to comply with the proxy rules would not be inconsistent with the protection of investors as the beneficial interests of the Liquidating Trust will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Company believes that the foregoing meets the criteria established in Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register the beneficial interests under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above.



If you have any questions with respect to this request or require any additional information, please contact the undersigned at (858) 638-6728.

Sincerely yours,

Jeffrey C. Thacker



Exhibit A

Certification

I , Richard A. Sackertt, certify that:

1. I have reviewed this annual report on Form 10-K of the REMEC Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets and changes in net assets under the liquidation basis of accounting of the Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Liquidating



Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date:________________________

____
Richard A. Sackett
Trustee